EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 5/1/2009	Minimum Required Coverage

Quant Funds
Small Cap Fund	$ 78,162,818
Long/Short Fund	$ 47,336,118
Emerging Markets Fund	$ 216,486,272
Foreign Value Fund	$ 293,454,437
Foreign Value Small Cap Fund	$ 27,866,280
Total	$ 663,305,925	$900,000